MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA
NEW YORK, N.Y. 10005-1413
212-530-5000
FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

PALO ALTO
650-739-7000
FAX: 650-739-7100

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

FRANKFURT
49-69-7593-7170
FAX: 49-69-7593-8303

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500


05006962

March 28, 2005

82-34797

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 2054904529
Mail Stop: 3-2
Attention: Michael Coco

Re: Additional Information - Exemption filings pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

On behalf of our client, Urbi Desarollos Urbanos, S.A. de C.V. ("URBI"), we are furnishing the Securities and Exchange Commission (the "Commission") with additional information pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended (the "Act") for URBI.

Accordingly, in compliance with Rule 12g3-2(b) of the Act, we have enclosed one copy of the documents listed in Schedule "A" or, if the original is not in the English language and no English translations, versions or summaries have been prepared, enclosed is a brief description in English of the report or announcement.

The information set forth in Schedule "A" is being furnished to the Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b). In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information or documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please feel free to contact me at (212) 530-5541 or Michael F. Fordham at (212) 530-5159 if you have any questions concerning this filing. You may reach Michael Fordham by fax at (212) 822-5159 or me by fax at (212) 822-5541.

Dw 4/4

Please acknowledge receipt of the enclosures by date-stamping the enclosed extra copy of this letter and returning it to our messenger, who shall be waiting.

Sincerely,

Karina V. Dorin /DAH

Karina V. Dorin

Enclosures

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Responsible parties certification See Annex A	February 25, 2005	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days following the end of the relevant fiscal quarter.
Financial information for the years ended December 31, 2004 and 2003. See Annex B	February 25, 2005	Article 14 Bis 2 of the Securities Market Law and Article 33 of CNBV Issuers' Rules	Within 20 business days following the end of the relevant fiscal quarter.
Relevant Event Release See (1) of Annex C	March 3, 2005	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (2) of Annex C	February 18, 2005	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (3) of Annex C	February 16, 2005	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (4) of Annex C	February 1, 2005	Article 50 of CNBV Issuers' Rules	When the event occurs
Relevant Event Release See (5) of Annex C	December 14, 2004	Article 50 of CNBV Issuers' Rules	When the event occurs

Annex A

TRANSLATION OF OFFICERS CERTIFICATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

Symbol: URBI
URBI DESARROLLOS URBANOS, S.A. DE. C.V.

OFFICERS RESPONSIBLE FOR THE REPRESENTATION OF THE INFORMATION

THE UNDERSIGNED HEREBY EXPRESS UNDER PENALTY OF LAW, THAT IN THE SCOPE OF OUR RESPECTIVE RESPONSIBILITIES, WE PREPARED THE INFORMATION REGARDING THE ISSUER INCLUDED IN THE ATTACHED QUARTERLY REPORT, WHICH TO OUR KNOWLEDGE REASONABLY REFLECTS ITS SITUATION. FURTHERMORE, WE HEREBY EXPRESS THAT WE HAVE NO KNOWLEDGE OF MATERIAL INFORMATION OMITTED OR FALSELY STATED IN THIS QUARTERLY REPORT OR THAT THE SAME INCLUDES INFORMATION THAT MAY INDUCE THE INVESTORS INTO A MISTAKE.

FRANCESCA SELENE AVALOS RIOS
CHIEF FINANCIAL OFFICER

CUAUHTEMOC PEREZ ROMAN
GENERAL MANAGER

MEXICALI, BCN, FEBRUARY 22, 2005

Annex B

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT Consolidated

As of December 31, 2004 and 2003

(Thousands of Pesos)

REFS	CONCEPTS	CURRENT YEAR QUARTER		Preliminary printing PREVIOUS YEAR QUARTER	
		Amount	%	Amount	%
1	**Total Assets**	**10,010,112**	**100**	**7,936,165**	**100**
2	**Current Assets**	**9,619,694**	**96**	**7,572,159**	**95**
3	Cash and Temporary Investments	1,058,483	11	424,158	5
4	Clients and Accounts Receivable (Net)	2,712,906	27	1,520,503	19
5	Other Accounts Receivable (Net)	151,684	2	120,691	2
6		5,511,595	55	5,284,817	67
7	Other assets	185,026	2	221,990	3
8	**Long Term**	**67,711**	**1**	**69,474**	**1**
9	Long term accounts receivable-trade (Net)	67,711	1	69,474	1
10	Investments in related non-consolidated subsidiaries shares	0	0	0	0
11	Other investments	0	0	0	0
12	**Real estate, Plant and Equipment**	**313,470**	**3**	**283,341**	**4**
13	Real estate	68,020	1	63,827	1
14	Machinery and Equipment	162,309	2	224,760	3
15	Other Equipment	252,743	3	223,046	3
16	Accumulated Depreciation	169,602	2	228,292	3
17	Construction in	0	0	0	0
18	**Deferred Assets (Net)**	**0**	**0**	**0**	**0**
19	**Other Assets**	**9,237**	**0**	**11,191**	**0**
20	**Total Liabilities**	**4,604,509**	**100**	**5,286,631**	**100**
21	**Current Liabilities:**	**1,911,805**	**42**	**2,302,508**	**44**
22	Suppliers	749,329	16	1,155,401	22
23	Bank Loans	603,136	13	969,797	18
24	Bonds	292,680	6	0	0
25	Payable Taxes	266,660	6	176,380	3
26	Other Liabilities	0	0	930	0
27	**Long Term Liabilities**	**927,910**	**20**	**1,440,062**	**27**
28	Bank Loans	263,545	6	430,137	8
29	Bonds	487,800	11	800,000	15
30	Other Liabilities	176,565	4	209,925	4
31	**Differed Liabilities**	**1,763,737**	**38**	**1,542,949**	**29**
32	**Other liabilities**	**1,057**	**0**	**1,112**	**0**
33	Equity	5,405,603	100	**2,649,534**	**100**

NY3:#7356319

34	**Minority Interest**				
35	Majority Equity	**5,405,603**	**100**	**2,649,534**	**100**
36	**Contributed Capital**	**2,193,344**	**41**	**169,412**	**6**
37	Paid-in Capital	21,505	0	720	0
38	Stockholders Equity	135,721	3	152,489	6
39	Premium in sale of	2,036,118	38	16,203	1
40	Contributions for Future Capital Increases	0	0	0	0
41	**Equity Gain (Loss)**	**3,212,259**	**59**	**2,480,122**	**94**
42	Accumulated Income and Reserves of	2,591,623	48	2,183,574	82
43	Reserve for repurchase of	0	0	0	0
44	Excess (Deficit) in the actualization of equity	(400,329)	(7)	(347,750)	(13)
45	**Net Income for the Fiscal Year**	**1,020,965**	**19**	**644,298**	**24**

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT Consolidated

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Preliminary printing

REF S	CONCEPTS	CURRENT YEAR QUARTER		PREVIOUS YEAR QUARTER	
		Amount	%	Amount	%
3	**Cash and Temporary Investments**	**1,058,483**	**100**	**424,158**	**100**
46	Cash			424,158	100
47	Investments	1,058,483	100	0	0
18	**Deferred Charges**	**0**	**100**	**0**	**100**
48	Amortizable Expenses		0	0	0
49	Accounts Payable		0	0	0
50	Differed Taxes		0	0	0
51	Other		0	0	0
21	**Current Liabilities**	**1,911,805**	**100**	**2,302,508**	**100**
52	Liabilities in Pesos	101,971	5	204,628	9
53	Liabilities in Foreign Exchange	1,809,834	95	2,097,880	91
24	**Short Term Bonds**	**292,680**	**100**	**0**	**100**
54	Commercial Paper	0	0	0	0
55	Mid Term Bonds	292,680	100	0	0
56	Current Portion of	0	0	0	0
26	**Other Current Liabilities**	**0**	**100**	**930**	**100**
57	Other Current Liabilities with		0	0	0
58	Other Current Liabilities without		0	930	100
27	**Long Term Liabilities**	**927,910**	**100**	**1,440,062**	**100**
59	Liabilities in National Currency	129,954	14	153,480	11
60	Liabilities in Foreign Currency	797,959	86	1,286,582	89
29	**Long Term Bonds**	**487,800**	**100**	**800,000**	**100**
61	Debentures	0	0	0	0
62	Medium Term Notes	487,800	100	800,000	100
30	**Other Credits**	**176,565**	**100**	**209,925**	**100**
63	Other Credits with Cost	0	0	0	0
64	Other Credits without Cost	176,565	100	209,925	100
31	**Differed Credits**	**1,763,737**	**100**	**1,542,949**	**100**
65	Accounts Payable	0	0	0	0
66	Differed Taxes	1,763,737	100	1,542,949	100
67	Others	0	0	0	0
32	**Other Liabilities**	**1,057**	**100**	**1,112**	**100**
68	Reserves	1,057	100	1,112	100
69	Other Liabilities	0	0	0	0

44	**Excess (Deficit) from restatement of equity**	**(400,329)**	**100**	**(347,750)**	**100**
70	Accumulated result for position	0	0	0	0
71	Income for Income from holdings of non-assets	(400,329	(100)	(347,750	(100)

NY3:#7356319

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

FINANCIAL STATEMENT Consolidated

OTHER CONCEPTS

(Thousands of Pesos)

Preliminary printing

REF S	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
72	Working Capital	7,707,889	5,269,651
73	Pension and Retirement Fund	0	0
74	Number of Officers	37	37
75	Number of Employees (*)	1,710	1,641
76	Number of Workers	1,982	4,846
77	Number of Shares Issued	298,589,762	290,946,324
78	Number of Repurchased Shares	0	0

(*) DATA IN UNITS

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

INCOME STATEMENT
FROM JANUARY 1 TO DECEMBER 31, 2004 AND 2003
(Thousands of Pesos)

Consolidated

Preliminary printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**6,575,635**	**100**	**5,504,499**	**100**
2	Costs of Sales	4,395,556	67	3,719,386	68
3	**Gross Income**	**2,180,079**	**33**	**1,785,113**	**32**
4	Sales Expenses	655,130	10	594,765	11
5	**Operating Income**	**1,524,949**	**23**	**1,190,348**	**22**
6	Financing Integral Cost	151,869	2	176,740	3
7	**Income after Financing Integral Cost**	**1,373,080**	**21**	**1,013,608**	**18**
8	Other Financial Operations	(15,828)	0	6,336	0
9	**Income before Taxes and P.T.U.**	**1,388,908**	**21**	**1,007,272**	**18**
10	Provisions for Taxes and P.T.U.	367,943	6	362,974	7
11	**Net Income after Taxes and P.T.U.**	**1,020,965**	**1**	**644,298**	**12**
12	Participation in results of non-consolidated subsidiaries and associates	0	0	0	0
13	**Net income for Continuing Operations**	**1,020,965**	**16**	**644,298**	**12**
14	Operating Income (Net)	0	0	0	0
15	**Net Income before extraordinary provisions**	**1,020,965**	**16**	**644,298**	**12**
16	Extraordinary Expense (Income) Provisions	0	0	0	0
17	Effect as of the fiscal year start for changes in accounting principles (Net)	0	0	0	0
18	**Net Income**	**1,020,965**	**16**	**644,298**	**12**
19	Minority Participation				
20	**Majority Net Income**	**1,020,965**	**16**	**644,298**	**12**

NY3:#7356319

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Consolidated

Preliminary printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**6,575,635**	**100**	**5,504,499**	**100**
21	National	6,575,635	100	5,504,499	100
22	Foreign	0	0	0	0
23	Conversion into Dollars	0	0	0	0
6	**Integral Cost of Financing**	**151,869**	**100**	**176,740**	**100**
24	Paid Interests	236,172	156	221,012	125
25	Foreign exchange loss	25,159	17	26,266	15
26	Interests gain	46,685	31	11,503	7
27	Exchange rate profits	28,257	19	10,235	6
28	Monetary Gain	(47,157)	(31)	(50,071)	(28)
42	Real Loss in UDI's	12,999	9	1,322	1
43	Real Gain in UDI's	362	0	51	0
8	**Other Financial Operations**	**(15,828)**	**100**	**6,336**	**100**
29	Other Expenses and (Products)	(15,828)	(100)	6,336	100
30	Loss (Gain) in sale of stock	0	0	0	0
31	Loss (Gain) in sale of temporary stock	0	0	0	0
10	**Taxes and P.T.U. Provisions**	**367,943**	**100**	**362,974**	**100**
32	I.S.R	34,961	10	18,359	5
33	Deferred I.S.R.	332,982	90	344,615	95
34	P.T.U.	0	0	0	0
35	Deferred P.T.U.	0	0	0	0

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

INCOME STATEMENT
OTHER INCOME CONCEPTS
(Thousands of Pesos)

CONSOLIDATED

Preliminary printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
36	Total Sales	6,575,634	5,504,498
37	Income for the Fiscal Year	0	(56,958)
38	Net Sales (**)	6,575,635	5,504,499
39	Operating Income	1,524,949	1,190,348
40	Net Majority Income (**)	1,020,965	644,298
41	Net Income	1,020,965	644,298

(**) INFORMATION LAST TWELVE MONTHS

NY3:#7356319

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

QUARTERLY INCOME STATEMENT CONSOLIDATED

From July 1 to September 30, 2004 and 2003

(Thousands of Pesos)

Preliminary Printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**1,947,556**	**100**	**1,592,509**	**100**
2	Costs of Sales	1,293,516	66	1,076,870	68
3	**Gross Income**	**654,040**	**34**	**515.639**	**32**
4	Sales Expenses	220,949	11	211,322	13
5	**Operating Income**	**433,091**	**22**	**304,317**	**19**
6	Financing Integral Cost	56,574	3	36,797	2
7	**Income after Financing Integral Cost**	**376,517**	**19**	**267,520**	**17**
8	Other Financial Operations	(5,280)	0	(9,713)	1
9	**Income before Taxes and P.T.U.**	**381,797**	**20**	**257,807**	**16**
10	Provisions for Taxes and P.T.U.	15,908	1	89,565	6
11	**Net Income after Taxes and P.T.U.**	**365,889**	**19**	**168,242**	**11**
12	Participation in results of non-consolidated subsidiaries and associates	0	0	0	0
13	**Net Income for Continuing Operations**	**365,889**	**19**	**168,242**	**11**
14	Operating Income (Net)	0	0	0	0
15	**Net Income before extraordinary provisions**	**365,889**	**19**	**168,242**	**11**
16	Extraordinary Expense (Income) Provisions	0	0	0	0
17	Effect as of the fiscal year start for changes in accounting principles (Net)	0	0	0	0
18	**Net Income**	**365,889**	**19**	**168,242**	**11**
19	Minority Participation				
20	**Majority Net Income**	**365,889**	**19**	**168,242**	**11**

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

QUARTERLY INCOME STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED

Preliminary Printing

REF R	CONCEPTS	CURRENT YEAR QUARTER Amount	%	PREVIOUS YEAR QUARTER Amount	%
1	**Net Sales**	**1,947,556**	**100**	**1,592,509**	**100**
21	National	1,947,556	100	1,592,509	100
22	Foreign	0	0	0	0
23	Conversion into Dollars	0	0	0	0
6	**Integral Cost of Financing**	**56,574**	**100**	**36,797**	**100**
24	Paid Interests	71,222	126	56,320	153
25	Foreign exchange loss	6,410	11	9,967	27
26	Interests gain	18,116	32	2,810	8
27	Exchange rate profits	10,227	18	5,269	14
28	Monetary Gain	(1,485)	(3)	(19,370)	(53)
42	Real Loss in UDI's	9,108	16	(2,019)	(5)
43	Real Gain in UDI's	338	1	22	0
8	**Other Financial Operations**	**(5,280)**	**100**	**9,713**	**100**
29	Other Expenses and (Products)	(5,280)	(100)	9,713	100
30	Loss (Gain) in sale of stock	0	0	0	0
31	Loss (Gain) in sale of temporary investments	0	0	0	0
10	**Taxes and P.T.U. Provisions**	**15,908**	**100**	**89,565**	**100**
32	I.S.R	27,491	173	12,149	14
33	Deferred I.S.R.	(11,583)	(73)	77,416	86
34	P.T.U.	0	0	0	0
35	Deferred P.T.U.	0	0	0	0

(***) INFORMATION IN THOUSANDS OF DOLLARS

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30, 2004 AND 2003
(Thousands of Pesos)

CONSOLIDATED

Preliminary Printing

REF C	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
1	**Net Income**	**1,020,965**	**644,298**
2	+ (-) Provisions applied to Incomes that do not require use of funds	372,636	382,282
3	**Flow from Fiscal Year Net Income**	**1,393,601**	**1,026,580**
4	Flow from Working Capital Changes	(1,924,402)	(1,964,639)
5	**Funds originated (used) by operation**	**(530,801)**	**(938,059)**
6	Flow from third party financing	(552,773)	1,092,130
7	Flow from own financing	1,787,683	(34,641)
8	**Funds originated (used) through financing**	**1,234,910**	**1,057,489**
9	**Funds originated (used) in investment activities**	**(69,784)**	**(134,035)**
10	Net Increase (decrease) in cash and temporary investments	634,325	(14,605)
11	Cash and Temporary Investments at the start of the period	424,158	438,763
12	Cash and Temporary Investments at the end of the period	1,058,483	424,158

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED

Preliminary Printing

REF C	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
2	**+(-) + (-) Provisions applied to Incomes that do not require use of funds**	**372,636**	**382,282**
13	+ Depreciation and Amortization of the Fiscal Year	39,654	37.347
14	+ (-) Net Increase (Decrease) in the Reserve for and Seniority Premium	0	0
15	+ (-) Net Loss (Gain) in	0	0
16	+ (-) Real Net Loss (Gain) of Liabilities and Assets	0	0
17	+ (-) Other Provisions	332,982	344,935
40	+ (-) Provisions applied to income that do not require use	0	0
4	**Flow from Working Capital changes**	**(1,924,402)**	**(1,964,639)**
18	+ (-) Decrease (Increase) in accounts receivable	(1,190,641)	(397,835)
19	+ (-) Decrease (Increase) in	(279,357)	(2,081,463)
20	+ (-) Decrease (Increase) in other accounts receivable and other assets	(29,039)	(6,097)
21	+ (-) Increase (decrease) in	(439,431)	527,951
22	+ (-) Increase (decrease) in other	14,066	(7,195)
6	**Flow from Third Party Financing**	**(552,773)**	**1,092,130**
23	+ Term Bank and Bond Financing	(685,820)	268,730
24	+ Term Bank and Bond Financing	133,047	836,316
25	+ Dividends	0	0
26	Others	0	0
27	(-) Financing Amortization	0	0
28	(-) Financing Amortization	0	0
29	(-) Other Amortization	0	(12,916)
7	**Flow from own Financing**	**1,787,683**	**(34,641)**
30	+ (-) Increase (Decrease) in stockholders equity	1,787,683	(34,641)
31	(-) Paid Dividends	0	0
32	+ Premium in sale of	0	0
33	Contributions for Future Capital Increases	0	0
9	**Funds provided (used in) Investment activities**	**(69,784)**	**(134,035)**
34	+ (-) Decrease (Increase) in permanent stock investments	0	0
35	(-) Real estate, plant and industrial equipment	(69,784)	(134,035)
36	(-) Increase in constructions in	0	0
37	+ Sales of other permanent investments	0	0

NY3:#7356319

38	+ Fixed assets sales	0	0
39	+ (-) Other provisions	0	0

NY3:#7356319

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

RATIOS AND PROPORTIONS
CONSOLIDATED INFORMATION

PRELIMINARY PRINTING

REF P	CONCEPTS	CURRENT YEAR QUARTER	PREVIOUS YEAR QUARTER
	Yield		
1	Net Income to Net Sales	15.53%	11.70%
2	Net Income to Equity (**)	18.89%	24.32%
3	Net Income to Total Assets (**)	10.20%	8.12%
4	Cash Dividends to Net Income of the previous fiscal year	%	0.00%
5	Income for Monetary Position to Net Income	4.62%	7.77%
	Activity		
6	Net Sales to Total Assets (**)	0.66 times	0.69 times
7	Net Sales to Fixed Assets	20.98 times	19.43 times
8	Inventory Rotation	0.80 times	0.70 times
9	Sales Days to collect	129 days	86 days
10	Paid interests to Total Liabilities with cost (**)	11.06%	10.05%
	Leverage		
11	Total Liabilities to Total Assets	46.00%	66.61%
12	Total Liabilities to Equity	0.85 times	2.00 times
13	Foreign Exchange Liability to Total Liabilities	5.04%	6.77%
14	Long Term Liabilities to Fixed Assets	296.01%	508.24%
15	Operating Income to Paid Interests	6.46 times	5.39 times
16	Net Sales to Total Liabilities (**)	1.43 times	1.04 times
	Liquidity		
17	Current Assets to Current Liabilities	5.03 times	3.29 times
18	Current Assets less Inventories to Current	2.15 times	0.99 times
19	Current Assets to Total Liabilities	2.09 times	1.43 times
20	Available Assets to Current Liabilities	55.37%	18.42%
	Statement of Changes		
21	Flow from Net Income to Net	21.19%	18365%
22	Flow from changes in Working Capital to Net Sales	(29.27)%	(35.69)%
23	Fund provided by (used in) operations to Paid Interests	(2.25) times	(4.24) times
24	Third party financing to funds provided by (used in) financings	(44.76)%	103.28%
25	Own financing to funds provided by (used in) financing	144.76%	(3.28)%
26	Real estate, plant and machinery to funds provided by (used in) investment activities	100.00%	100.00%

NY3:#7356319

Bolsa Mexicana de Valores, S.A. de C.V.

Symbol: URBI QUARTER: 4 YEAR: 2004

URBI DESARROLLOS URBANOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED INFORMATION

Preliminary Printing

REF D	CONCEPTS	CURRENT YEAR QUARTER Amount	PREVIOUS YEAR QUARTER Amount
1	Basic Profit per Ordinary Share	$3.41	$2.21
2	Basic Profit per Preferred Share	$.00	$.00
3	Diluted Profit per Share	$.00	$.00
4	Continuing Operations Income per Ordinary Share (UOCPA) (**)	$.00	$.00
5	Discontinued Operations Effect in UOCPA(**)	$.00	$.00
6	Extraordinary Income Effect in UOCPA	$.00	$.00
7	Changes in Accounting Principles Effect	$.00	$.00
8	Book value per Share	$18.10	$9.11
9	Accumulated Cash Dividend per Share	$.00	$.00
10	Shares Dividend per Share	.00 shares	.00 shares
11	Market value (last trade) to book value	.00 times	.00 times
12	Market value (last Trade) to basic per ordinary share(**)	.00 times	.00 times
13	Market value (last Trade) to basic per preferred share(**)	.00 times	.00 times

(**) INFORMATION LAST TWELVE MONTHS

Annex C

TRANSLATION OF "RELEVANT EVENTS" RELEASES

(1)

March 3, 2005

"Urbi, Infonavit and Banco Azteca launch its gratuity receivers (*propineros*) financing program"

"Through this program housing is offered to variable income workers.

In Baja California public deeds for the first homes of the program were granted.

Mexicali, B.C. February 24, 2005 .- Urbi offers housing to variable income workers, as part of an innovative program of co-financing launched in the local market together with Infonavit and Banco Azteca.

This program is directed to variable income workers that might have tips, bonuses, compensation or other similar concepts not consolidated into their base salary, which allows them to access credit with Banco Azteca, which is complementary to the loan granted by INFONAVIT thereby allowing an increase in purchase capacity. Additionally, the savings balance in its housing sub-account may be used to cover the originating costs.

In this manner, a segment of the population is served which traditionally would not have access to mortgage financing, since the co-financing responds to the beneficiaries that aspire to improved housing.

The first public deeds for the Credit for Variable Income Workers Program homes were granted in Mexicali, Baja California, where the Regional Housing Director, Jaime Ibarra Caldera pointed out: "This act is an important precedent with a direct benefit for the workers with an income below 3 minimum salaries, which constitutes more than 55% of the total worker beneficiaries of INFONAVIT; in this way, the worker has the opportunity to receive a loan from Banco Azteca on the basis of a variable income and to complement it with the Infonavit loan".

On the other hand, the Infonavit Housing director of Urbi, Carlos Sandoval, considered that "this is another achievement by INFONVIT management to assist all the segments of the population, independently from their income level, mostly, those that would not have access to a home otherwise".

"The vision of Urbi has been to offer solutions to our customers through innovative products. We do not offer only housing but a concept of *VidaResidencial* integrated by community culture and customer service", concluded Sandoval.

(2)

February 18, 2005

"PUBLIC OFFER OF 10'000,000 (TEN MILLION) OF *CERTIFICADOS BURSATILES* WITH A FACE VALUE OF $100.00 (HUNDRED PESOS 00/100 M.N.) EACH ONE, ISSUED BY:

URBI, DESARROLLOS URBANOS, S.A. DE C.V.

AMOUNT OF THE OFFER:
$1,000,000,000.00
(ONE THOUSAND MILLION PESOS 00/100 M.N.)

CHARACTERISTICS OF THE ISSUANCE:

Issuer: Urbi, Desarrollos Urbanos, S.A. de C.V.
Symbol: "URBI 05"
Type of security: *Certificados Bursátiles*
Amount of the offer: $1,000,000,000.00 (ONE THOUSAND MILLION PESOS 00/100 M.N.).
Face value of the *Certificados Bursátiles*: $100.00 (ONE HUNDRED PESOS 00/100) each one.
Net Proceeds of the *Certificados Bursátiles*: The *Certificados Bursátiles* will have a maturity of 1,972 (ONE THOUSAND SEVEN HUNDRED AND NINETY TWO) days, equivalent to approximately 5 (FIVE) years.
Guaranty: The *Certificados Bursátiles*: have the *aval* of Ingenieria y Obras, S.A. de C.V., Promocion y Desarrollos Urbi, S.A. de C.V., CYD Desarrollos Urbanos, S.A. de C.V., Obras y Desarrollos Urbi, S.A. de C.V. and TEC Diseño e Ingeniería, S.A. de C.V., subsidiaries of the Issuer; however, have no specific guaranty.
Book closing date: February 21, 2005.
Issuance date: February 22, 2005.
Offering date: February 22, 2005.
Registration date before the BMV: February 22, 2005.
Payment date: February 22, 2005.
Maturity date: January 19, 2010.
Covenants: As long as any payable amounts remain outstanding under the *Certificados Bursátiles* in favor of the public investors, the Issuer, shall observe the covenants set forth in the certificate that represents the Issuance and the prospectus.
Early redemption causes: The *Certificados Bursátiles* may be redeemed before the maturity date if any of the following early redemption causes set forth in the certificate that represents the Issuance and the prospectus occur. No fee is applicable in the event of an early redemption of the *Certificados Bursátiles*.
Rating granted by Fitch Mexico, S.A. de C.V.: "A+(mex)", which means: high credit rating. It corresponds to a solid credit rating with respect to other issuers or issuances in the country. However, changes in circumstances or economic conditions may affect the timely payment capacity of its financial obligations in a higher level than that of financial obligations with a higher rating.
Rating granted by Standard & Poor's, S.A. de C.V.: "mxA", which means that the Issuer has a strong payment capacity of, both, interests and principal even when it is more sensitive to adverse effects from circumstantial changes or from economic conditions than the debt rated with higher categories.
Ordinary Interests: From the date of issuance, and as long as they are not amortized in full, the *Certificados Bursátiles* shall generate a gross annual interest on unpaid amounts (adjusted nominal value) of the *Certificados Bursátiles* at the interest rate (the "Annual Gross Interest Rate") calculated 2 (TWO) business days in advance of the beginning of each interest period before the total amortization of the *Certificados Bursátiles* (the "Annual Gross Interest Determination Date"), which will govern precisely during the interest period and will be calculated in accordance with the following: Adding [__] ([________________]) percentage points at a capitalized interest rate or, if applicable, equivalent to the number of days effectively elapsed during each interest period, of the *Tasa de Interés Interbancaria de Equilibrio* ("TIIE") to 27 (TWENTY-SEVEN), 28 (TWENTY-EIGHT) OR 29 (TWENTY-NINE) days, as the case may be (or the substitute rate), published by *Banco de México*, through the media determined by it or through any electronic, computational, or telecommunication, including Internet, authorized for such purposes by *Banco de México* on the corresponding Annual Gross Interest Determination Date, or in

its absence, within the previous 22 (TWENTY-TWO) business days, in which case the interest rate published on the closest business day to the Annual Gross Interest Determination Date. In the event that the TIIE fails to be published or to exist, the Agent shall use the substitute interest rate to determine the Annual Gross Interest Rate of the *Certificados Bursátiles*, published by *Banco de México*, applicable to the most similar term. To determine the capitalized interest rate or, if applicable, equivalent to the number of days effectively elapsed on each period, as well as the amount of interests payable on each interest period by the *Certificados Bursátiles*, the Agent shall use the formulas set forth in the certificate representing the Issuance and the prospectus. The interests generated under the *Certificados Bursátiles* will accrue from the date of issuance, and the calculations to determine the interest rates and the payable amounts of interest, shall include the calendar days effectively elapsed during the corresponding periods. The calculations will be rounded at hundredths. The Annual Gross Interest Rate determined for each interest period shall not be changed during such period.

Yield to maturity: The yield to maturity is TIIE for a term of __ (________________) days plus [___] ([___________]) percentage points, calculated on the Issuance Price.

Payments of interest periodically: The interest accrued by the *Certificados Bursátiles* will be paid at the end of each interest period, precisely on the dates specified in the payment schedule included in the certificate representing the Issuance and the prospectus, or, if any of such dates is not a business day, on the next business day. Each interest period will be of 28 (TWENTY-EIGHT) calendar days. The first payment of interest will be precisely on March 22, 2005.

The Applicable Annual Gross Interest Rate for the First Interest Period: During the first interest period of the Issuance, the *Certificados Bursátiles* shall accrue interest at an Annual Gross Interest Rate of [__]% ([________________] PERCENTAGE) on their face value.

Protection against inflation: Each interest period, the percentage increase of the *Unidad de Inversión* during the applicable period will be compared to the Annual Gross Interest Rate payable with respect to the *Certificados Bursátiles* for such interest period, and, on those cases in which the percentage increase is greater to the Annual Gross Interest Rate, the Agent will add, and the Issuer will pay to the *Certificados Bursátiles* Holders on the corresponding interest payment date, an additional amount equal to such positive difference, calculated with respect to the unpaid amount (adjusted face value) of the *Certificados Bursátiles*, in addition to the corresponding Annual Gross Interest Rate.

Default Interest: In the event of a default on the payment of principal of the *Certificados Bursátiles*, default interest will accrue on the unpaid amount (adjusted face value) of the *Certificados Bursátiles* at the Annual Gross Interest Rate applicable on each period in which the default occurs or continues to occur, multiplied by 2 (TWO). The default interest will be payable on demand from the date on which the default occurs and until the principal amount is paid in full. The amount due for default interest will be paid at the offices of the Issuer located at Avenida Obregón No. 1137, Colonia Nueva. C.P. 21100, Mexicali, Baja California.

Principal Payments: The *Certificados Bursátiles* will be amortized in 5 (FIVE) equivalent and succeeding payments, on the dates indicated in the payment schedule included in the certificate representing the Issuance and the corresponding prospectus, or, if any of those days were a non-business day, on the next business day. The first payment will be precisely on March 18, 2008.

Place and Method of Payment of Principal and Interest: Principal and Interests on the *Certificados Bursátiles* will be paid on their maturity date, in accordance with the payment schedule of interest and amortization included in the certificate that represents the Issuance and the prospectus, by electronic transfer, at the offices of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, located at Avenida Paseo de la Reforma No. 255, Floor 3, Colonia Cuauhtemoc, C.P. 06500, Mexico, Distrito Federal, or in its absence at the offices of the Issuer located in Avenida Obregon No. 1137, Colonia Nueva, C.P. 21100, Mexicali, Baja California.

Tax Regime: Interest accrued on the *Certificados Bursátiles* will be subject to: (i) for individuals and corporations resident in Mexico for tax purposes, the provisions of articles 160 and 58 of the current *Ley del Impuesto sobre la Renta,* and (ii) for individuals and corporations resident abroad for tax purposes, to

the provisions of articles 195 and 179 of the *Ley del Impuesto sobre la Renta*. The current tax regime may be amended thruought the effectiveness of the *Certificados Bursátiles*. Possible purchasers of the *Certificados Bursátiles* shall inquire with their advisors about the tax effects of the purchase, holding or sale of the *Certificados Bursátiles*, including the application of special applicable rules to their particular situation, in each case.
Depositary: The certificate that represents the *Certificados Bursátiles* will be maintained in deposit by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Possible Purchasers: Individuals or corporations of Mexican nationality or foreigners, Bond and Insurance Companies (*Insituciones de Seguros y Fianzas*), *Organizaciones Auxiliares del Crédito*, *Sociedades de Inversión*, *Sociedades de Inversion Especializadas de Fondos para el Retiro*, and pension funds or of seniority premiums, in accordance with applicable law.
Agent: Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero.

LEAD AGENTS

CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.
GRUPO FINANCIERO BBVA BANCOMER
SCOTIA INVERLAT CASA DE BOLSA. S.A. DE C.V.
GRUPO FINANCIERO SCOTIABANK INVERLAT

CO-LEADER

CASA DE BOLSA BANORTE, S.A. DE C.V.
GRUPO FINANCIERO BANORTE

The *Certificados Bursátiles* object of this public offering are registered under number 2663-4.15-2005-003 in the Securities Sections of the Securities National Registry and are eligible to be registered in the corresponding listing of the *Bolsa Mexicana de Valores, S.A. de C.V.* The registration with the Securities National Registry does not imply a certification of the investment quality of the securities or the Issuer's solvency. The prospectus is available with the Underwriters and also may be accessed on the Internet at the following page: www.bmv.com.mx

Mexico, D.F. February 18, 2005 Aut. C.N.B.V. DGE-044-23544 of February 18, 2005."

(3)

February 16, 2005

"*CERTIFICADOS BURSATILES* PUBLIC OFFERING

URBI, Desarrollos Urbanos, S.A. de C.V. informs the public that today the Preliminary Prospectus of the Public Offering of *Certificados Bursátiles* that will soon take place is being substituted.

Said situation responds to certain amendments and additional information in the following sections:

"1. General Information: d) Other Securities; e) Public Documents"
"2. The Offering: a) Characteristics of the Securities, d) Plan of Disitrbution"
"4. Financial Information"

(4)

February 1, 2005

"It is hereby communicated that the company has no relevant event to inform to the market, with respecto to the volume of shares of the company traded today."

(5)

December 14, 2004

"Urbi Offers patrimonial security to beneficiaries of INFONAVIT

"Through the purchase of the Insurance Policy that guarantees the quality of the Housing; a program developed together with Inbursa, which has the approval of Infonavit.

"This program reinforces the commitment of the company to offer a better product and service in the market.

Mexico, D.F. December 14, 2004.- Urbi announces today the launch of its insurance policy to guaranty the quality of its housing, through which it offers patrimonial insurance to its customers. This program was developed together with Aseguradora Inbursa and has the approval of Infonavit.

The President of Infonavit, Victor Borrás Setién congratulated Urbi and said that "the insurance is an important progress with respect to Infonavit, and it is a pleasure that Urbi, with its enthusiastic team, has grown by its work and efforts. They should be very proud for its perseverance, quality and customer orientation".

The coverage of the insurance policy is integral, because in addition to its leverage for 10 years for hidden defects in the foundation and structure, it covers brick layering, flattening, and finishing like painting and textures among others, including windows. Additionally, it covers up to 2 years against electrical installations, hydro-sanitation, gas and waterproofing.

With this insurance policy, Urbi is still at the vanguard of the housing market in Mexico, by offering a better product and service to its customers. On the other hand, INFONAVIT, for the benefit of its beneficiaries, fosters the homogenization of the quality and valuation of the housing that they purchase, promoting the participation of a greater number of developers through valuable incentives for the companies with the capacity to have this kind of coverage.

To mention among other benefits, the insurance will allow the reduction in the payment of the one-time housing offering registration fee of 1.2% to 0.6% in the case of traditional housing and of 0.6% and 0% in the case of economic housing. Furthermore, in the procedures relating to the technical and operative process, the information requirements are reduced, response times are shortened and the verification of the houses is simplified, all of which will generate substantial efficiency and certitude in the operation of this companies, among which Urbi participates as a pioneer of this program.

On this program, José Carlos Sandoval Pérez, Infonavit Housing Director of Urbi mentioned that "the incorporation of this insurance to our products is on line with Urbi's philosophy to offer the customer patrimonial security. Urbi has always been innovative in Customer Service, for which our programs are

always oriented to generate a community integration culture in our developments, achieving going further from our guarantees attention".

He added that "the company's efficiency has always been reflected in tangible benefits for our clients and the physical characteristics of our products, which makes them different, designed under the concept of *VidaResidencial*, which allows us to offer a value added to the Mexicans that inhabit an Urbi residence".

Cuahtémoc Pérez Román, General Manager of Urbi, thanked Infonavit for supporting this interesting product and for their support received during the design and Seguros Inbursa for designing a product that will benefit in an important manner the Mexican community.